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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K



      (Mark One)
      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
               For the fiscal year ended December 31, 1999

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from                 to
                                              ---------------    ---------------


                          Commission file number 0-7949


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        BANCWEST CORPORATION FUTURE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              BANCWEST CORPORATION

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000



================================================================================

        BANCWEST CORPORATION FUTURE PLAN
        FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
        DECEMBER 31, 1999 AND 1998

BANCWEST CORPORATION FUTURE PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------




                                                                                PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 1999 and 1998                                                2

  Statements of Changes in Net Assets Available for Plan Benefits
    For the Years Ended December 31, 1999 and 1998                               3

  Notes to Financial Statements                                                  4

SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment
    Purposes at December 31, 1999                                               12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Qualified Account Balance Plans Committee of BancWest Corporation

In our opinion, the accompanying statements of net assets available for plan benefits present fairly, in all material respects, the financial position of the BancWest Corporation Future Plan (the "Plan") at December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 has been presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Honolulu, Hawaii
June 23, 2000

BANCWEST CORPORATION FUTURE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                    1999               1998
ASSETS:
  Investments, at fair value (Note 4)           $28,237,517        $17,251,259

  Contributions receivable from employer          1,210,144          1,218,346
                                                -----------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $29,447,661        $18,469,605
                                                ===========        ===========




    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION FUTURE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                      1999               1998
ADDITIONS:
  Employer contributions                          $ 5,063,550        $ 5,138,235
  Net appreciation of investments (Note 4)          5,694,079          1,733,257
  Interest and dividend income                      2,020,102            691,499
                                                  -----------        -----------
                                                   12,777,731          7,562,991
                                                  -----------        -----------
DEDUCTIONS:
  Payments made to participants                     1,722,145            893,484
  Administrative expenses                              77,530             87,179
                                                  -----------        -----------
                                                    1,799,675            980,663
                                                  -----------        -----------

      Increase in net assets                       10,978,056          6,582,328

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                18,469,605         11,887,277
                                                  -----------        -----------

  End of year                                     $29,447,661        $18,469,605
                                                  ===========        ===========




    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The financial statements of the BancWest Corporation (the "Company") Future Plan (the "Plan") have been prepared in conformity with generally accepted accounting principles. The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of investments which consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES
   The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

   FUTURE PLAN STRUCTURE
   In May 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of directing the Trustee to invest their portion of the annual Company contribution or reallocate their entire Plan account to any one of the following funds: Putnam Voyager Fund, Putnam Income Fund, Putnam Stable Value Fund, Putnam Vista Fund, BancWest Corporation Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation
   - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, Putnam New Opportunities Fund, Putnam Growth and Income Fund, Bishop Street Equity Fund and Bishop Street High Grade Income Fund.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



   INVESTMENT VALUATION AND INCOME RECOGNITION
   Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

   Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

   Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.


2. DESCRIPTION OF PLAN

   The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Company, except for the California-based employees of Bank of the West, a wholly-owned subsidiary of BancWest Corporation. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   The principal provisions under the Plan are as follows:

    PARTICIPATION:                      Employees who receive from the Company
                                        or certain subsidiaries a regular stated compensation other than a pension, severance pay, retainer or fee under contract are eligible under the Plan.
                                        Eligible employees become members on the first day of the month coinciding with or following the completion of one year of service in which the employee worked
                                        1,000 hours and attained age 21 or the
                                        date the employee becomes eligible.

    VESTING OF BENEFITS:                100% after five years of service. Full
                                        vesting is provided in case of a
                                        member's death, retirement or disability regardless of years of service. If the lump-sum present value of accrued benefits is $5,000 or less, a lump-sum payment of these benefits is paid.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    CONTRIBUTIONS - COMPANY:            4.5% of member's pay up to the social
                                        security taxable wage base
                                        (approximately $72,600 in 1999) plus 9%
                                        of member's pay over the social security taxable wage base. Additional contributions shall be made between
                                        1996-2002 for certain eligible employees in an amount equal to the percentage of a member's compensation for such plan year as follows:

                                                                   Additional
                                        Age Plus Credited        Participating
                                          Service as of            Employer
                                        December 31, 1995        Contribution
                                        -----------------        ------------
                                              60-61                   2%
                                              62-63                   3%
                                              64-66                   4%
                                              67-69                   5%
                                               70+                    6%


    CONTRIBUTIONS - PARTICIPANTS:       None.

    LOANS FROM MEMBER ACCOUNTS:         Not available.

    TREATMENT OF FORFEITURES:           Forfeitures are applied to reduce future
                                        contributions and administrative
                                        expenses of the Company. Forfeitures
                                        applied to reduce contributions and
                                        administrative expenses of the Company
                                        amounted to $78,138 and $84,933 in 1999
                                        and 1998, respectively.

    BENEFIT PAYMENTS:                   After the applicable benefit condition
                                        is met, employees may elect to receive
                                        their benefits in a lump-sum
                                        distribution or as an annuity.

    PLAN TERMINATION:                   In the event the Plan terminates, all
                                        amounts credited to affected members'
                                        accounts shall become fully vested and
                                        nonforfeitable and each member or the
                                        beneficiary of any member shall be
                                        entitled to receive his entire interest
                                        in the Plan.

    GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



3. INVESTMENT PROGRAMS

   The funds listed below were the investment options available to Plan participants as of December 31, 1999 and 1998. Any of these funds may be held in cash, pending investment or distribution.

   (a)   PUTNAM VOYAGER FUND
         The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

   (b)   PUTNAM STABLE VALUE FUND
         The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

   (c)   PUTNAM VISTA FUND
         The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

   (d)   BANCWEST CORPORATION STOCK FUND
         This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of BancWest Corporation. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

   (e)   PUTNAM INTERNATIONAL GROWTH FUND
         The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



   (f)   PUTNAM S&P 500 INDEX FUND
         The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

   (g)   PUTNAM ASSET ALLOCATION FUNDS
         The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

               CONSERVATIVE PORTFOLIO
               The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

               BALANCED PORTFOLIO
               The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

               GROWTH PORTFOLIO
               The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

   (h)   PUTNAM NEW OPPORTUNITIES FUND
         The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services, and value-oriented consuming.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



   Beginning on July 1, 1999, the Plan also made the following investment options available to Plan participants:

   (i)   PUTNAM GROWTH AND INCOME FUND
         The objective of this fund is to provide capital growth and current income by investing primarily in common stocks that offer the potential for capital growth while also providing current income.

   (j)   BISHOP STREET EQUITY FUND
         The objective of this fund is to provide returns consistent with the performance of the U.S. stock market, as generally measured by broad U.S. stock market indices such as the S&P 500. The fund primarily invests in common stocks and other equity securities that have potential for capital appreciation, including convertible securities. The Bishop Street Equity Fund receives investment advisory services from First Hawaiian Bank (a wholly-owned subsidiary of BancWest Corporation).

   (k)   BISHOP STREET HIGH GRADE INCOME FUND
         The objective of this fund is to provide high current income. This fund primarily invests in high grade U.S. dollar-denominated debt obligations of domestic corporations and the U.S. Government. This fund replaced the Putnam Income Fund as an investment option available to Plan participants. The Bishop Street High Grade Income Fund receives investment advisory services from First Hawaiian Bank.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



4. INVESTMENTS

   At December 31, 1999 and 1998, the fair value of Plan investments were as follows:

                                                   1999                   1998
INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICES:
Mutual Funds -
  Putnam Voyager Fund                         $ 6,041,680 *         $  3,346,582 *
  Putnam Income Fund                                   --                421,258
  Putnam Stable Value Fund                      1,031,575                761,981
  Putnam Vista Fund                             2,865,788 *            1,587,330 *
  BancWest Corporation Stock Fund                 755,388                752,732
  Putnam International Growth Fund              2,111,021 *            1,050,690 *
  Putnam S&P 500 Index Fund                     2,597,134 *            1,882,335 *
  Putnam Asset Allocation Fund -
    Conservative Portfolio                      1,933,767 *            1,360,907 *
  Putnam Asset Allocation Fund -
    Balanced Portfolio                          1,617,176 *            1,234,124 *
  Putnam Asset Allocation Fund -
    Growth Portfolio                            2,295,599 *            1,581,777 *
  Putnam New Opportunities Fund                 6,456,316 *            3,271,543 *
  Putnam Growth and Income Fund                     4,090                     --
  Bishop Street Equity Fund                        64,021                     --
  Bishop Street High Grade Income Fund            463,962                     --
                                              -----------            -----------
    Total investments                         $28,237,517            $17,251,259
                                              ===========            ===========

*Represents five percent or more of the Plan's net assets at December 31, 1999 and 1998.

   For the years ended December 31, 1999 and 1998, the net appreciation of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                               1999              1998
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICES:
    Net appreciation of investments in mutual funds       $  5,694,079       $  1,733,257
                                                          ============       ============

   Dividend income earned from investments in BancWest Corporation common stock amounted to $22,955 and $17,268 in 1999 and 1998, respectively.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



5. TAX STATUS

   The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

   The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997. Although amended since 1997, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

BANCWEST CORPORATION FUTURE PLAN

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                    DESCRIPTION OF        NUMBER
              IDENTITY OF ISSUER                      INVESTMENT         OF SHARES         FAIR VALUE
-----------------------------------------------     --------------       ---------         ----------
MUTUAL FUNDS:
  Putnam Voyager Fund                                  Open-end            191,192        $ 6,041,680
  Putnam Stable Value Fund                             Open-end          1,031,575          1,031,575
  Putnam Vista Fund                                    Open-end            161,180          2,865,788
  BancWest Corporation Stock Fund                      Open-end             38,738            755,388
  Putnam International Growth Fund                     Open-end             70,863          2,111,021
  Putnam S&P 500 Index Fund                            Open-end             74,331          2,597,134
  Putnam Asset Allocation Fund -
    Conservative Portfolio                             Open-end            183,122          1,933,767
  Putnam Asset Allocation Fund -
    Balanced Portfolio                                 Open-end            124,686          1,617,176
  Putnam Asset Allocation Fund -
    Growth Portfolio                                   Open-end            150,137          2,295,599
  Putnam New Opportunities Fund                        Open-end             69,866          6,456,316
  Putnam Growth and Income Fund                        Open-end                218              4,090
  Bishop Street Equity Fund                            Open-end              3,581             64,021
  Bishop Street High Grade Income Fund                 Open-end             49,410            463,962
                                                                                          -----------
      Total assets held for investment purposes                                           $28,237,517
                                                                                          ===========

Note: All of the Plan's assets held for investment purposes are participant-directed.

                              REQUIRED INFORMATION

BancWest Corporation Future Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are incorporated herein by this reference.


                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BANCWEST CORPORATION FUTURE PLAN




Date            June 28, 2000                By   /s/ SHEILA M. SUMIDA
     ------------------------------------      ---------------------------------
                                                       SHEILA M. SUMIDA
                                                       PLAN ADMINISTRATOR

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-22107 and 333-75483) and the Post-Effective Amendment on Form S-8 to Form S-4 (File No. 333-76271) of BancWest Corporation of our report dated June 23, 2000 relating to the financial statements and schedules of the BancWest Corporation Future Plan as of and for the years ended December 31, 1999 and 1998, which appears in this Form 11-K.





                                   /s/ PricewaterhouseCoopers LLP



Honolulu, Hawaii
June 27, 2000